CONSENT OF CONSENT OF CLANCY WENDT P.GEO

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Gammon Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

  The technical report dated November 25, 2002 entitled "Guadalupe y Calvo Gold-Silver Project, Chihuahua, Mexico," (the "Guadalupe Report"); and

  The annual information form of the Company dated March 26, 2008, which includes reference to my name in connection with information relating to the Guadalupe Report, and the properties described therein.

Date: March 31, 2008	By: /s/ Clarence J. Wendt
Name: Clarence J. Wendt
Title: Senior Geologist